UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 23, 2023

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated February 23, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 23, 2023	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL 2022 RESULTS

Highlights
•Reported GAAP net income of $146.4 million, or $4.30 per share; and adjusted net income(1) of $147.5 million, or $4.33 per share, in the fourth quarter of 2022 (excluding items listed in Appendix A to this release).
•Fiscal year 2022 GAAP net income of $229.1 million, or $6.74 per share; and fiscal year 2022 adjusted net income(1) of $217.1 million, or $6.39 per share (excluding items listed in Appendix A to this release).
•Strong fourth quarter mid-sized tanker spot rates coupled with the Company’s high operating leverage resulted in Teekay Tankers reporting the highest quarterly adjusted net income in the Company’s history. First quarter 2023 to-date spot tanker rates remain strong; the Company has secured quarter-to-date spot rates of $50,600 per day for Suezmaxes and $67,600 per day for Aframax / LR2 vessels.
•Since November 2022, the Company has entered into three charter-in agreements with periods ranging from 24 months to 54 months at an average rate of $33,050 per day. The Company has also entered into two charter-out agreements with periods ranging from 12 to 26 months at an average rate of $43,490 per day.
•In January 2023, a previously announced eco-Aframax newbuilding was delivered to the Company under a seven-year time charter-in contract at $18,700 per day with three one-year extension options. The Company has a total of eight tankers chartered-in at an average rate of $24,300 per day.
•The Company gave notice to exercise vessel purchase options under nine sale-leaseback financing arrangements for a total of $164 million. A term sheet was signed for a new secured revolving credit facility of up to $350 million to refinance 19 vessels currently financed under lease facilities, which is expected to be completed during the second quarter of 2023.

Hamilton, Bermuda, February 23, 2023 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter and year ended December 31, 2022:

Consolidated Financial Summary

	Three Months Ended			Year Ended
(in thousands of U.S. dollars, except per share data)	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	367,318	279,386	160,308	1,063,111	542,367
Income (loss) from operations	154,275	75,372	(21,324)	255,949	(194,095)
Net income (loss)	146,427	68,053	(39,808)	229,086	(242,372)
Earnings (loss) per share - basic	4.30	2.00	(1.17)	6.74	(7.16)
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	180,127	91,827	9,589	348,095	3,292
Adjusted net income (loss) (1)	147,513	57,911	(24,959)	217,080	(138,589)
Adjusted earnings (loss) per share - basic (1)	4.33	1.70	(0.74)	6.39	(4.09)
Net debt (2)	345,399	486,209	583,844	345,399	583,844
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd. Investor Relations E-mail: TeekayTankers@IGBIR.com www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Fourth Quarter of 2022 Compared to Third Quarter of 2022
GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2022 increased compared to the third quarter of 2022, primarily due to higher average spot tanker rates and a lower number of scheduled dry dockings in the fourth quarter of 2022. In addition, GAAP net income in the third quarter of 2022 included an $8.2 million gain on the sale of one vessel.

Fourth Quarter of 2022 Compared to Fourth Quarter of 2021
GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2022 increased compared to the same period of the prior year, primarily due to higher average spot tanker rates and stronger results from full service lightering, the expiration of certain fixed-rate time charter-out contracts during the second quarter of 2022 that subsequently earned higher spot rates, as well as the commencement of three charter-in contracts during the fourth quarter of 2021 and the second half of 2022. In addition, GAAP net loss in the fourth quarter of 2021 included an $11.6 million equity loss relating to the write-down of an equity-accounted investment and a net expense of $4.3 million relating to vessel write-downs and loss on vessel sales.

CEO Commentary
“While the mid-size tanker market in the third quarter was among the strongest in recent years, rates in the fourth quarter of 2022 surged to among the highest rates ever recorded,” commented Kevin Mackay, Teekay Tankers’ President and CEO. “In this environment, we are greatly benefiting from the high operating leverage of our business with our near-total spot market exposure, including the very strong performance of our chartered-in fleet, resulting in Teekay Tankers reporting its highest ever quarterly adjusted net income. By continuing to pay down debt and refinancing vessels currently in sale-leaseback arrangements, we are taking action to further reduce our fleet breakeven levels and utilize our strong operating cash flow to increase shareholder value.”

“In addition to the positive fundamentals of recovering oil demand growth and limited tanker supply growth, the impact of Russia’s invasion of Ukraine has continued to stretch oil supply chains. The EU’s ban on Russian crude imports has caused short-haul voyages both into Europe and out of Russia to be replaced by longer-haul voyages, a change that appears to be durable. Given both parcel sizes and port restrictions in affected import and export regions, the tonne-mile demand benefit of these changes has accrued disproportionately to the mid-sized tankers that make up the Teekay Tankers' fleet, driving Suezmax and Aframax rates to outperform other tanker segments since Russia's invasion last year.”

“Moving forward, with China’s economic re-opening expected to be a major driver of global oil demand growth, the orderbook for newbuilding vessels at a record low level with little capacity to increase through late-2025, an increasingly complex and inefficient trading environment caused by Russia’s invasion of Ukraine, and first quarter-to-date rates continuing at very high levels, we believe Teekay Tankers is ideally positioned within the right segments to continue benefiting from strong spot tanker rates, generating significant free cash flow, and creating lasting value for our shareholders.”

Summary of Recent Events
In November 2022, the Company entered into a charter-in agreement for one Suezmax vessel at a rate of $32,250 per day for 54 months with an option to extend for an additional 12 months, while simultaneously entering into a charter-out agreement for the same vessel at a rate of $38,475 per day for a 21 to 26-month period. Both charters commenced in December 2022.

In December 2022, the Company entered into a charter-in agreement for one Aframax vessel at a rate of $31,150 per day for 36 months with an option to extend for an additional 12 months, while simultaneously entering into a charter-out agreement for the same vessel at a rate of $48,500 per day for a 12-month period. Both charters commenced in February 2023.

In January 2023, the previously announced eco-Aframax newbuilding was delivered to the Company under a charter-in agreement for seven years at a rate of $18,700 per day. The charter includes three one-year extension options as well as a purchase option.

In February 2023, the Company entered into a charter-in contract for one Aframax at a rate of $35,750 per day for 24 months with an option to extend for an additional 12 months. The vessel is expected to be delivered prior to the end of the first quarter of 2023.

In January 2023, the Company gave notice to exercise nine vessel purchase options under sale-leaseback arrangements for a total of $164 million. The Company expects to purchase the vessels in March 2023 using cash on hand.

In February 2023, the Company signed a term sheet for a new secured revolving credit facility for up to $350 million to refinance 19 vessels (including the nine vessels mentioned above) currently under sale-leaseback financing arrangements. The facility is expected to be completed during the second quarter of 2023.

Tanker Market

Mid-size crude tanker spot rates were the second highest on record during the fourth quarter of 2022 as a combination of longer voyage distances, a rush to book cargos ahead of the implementation of the EU ban and G7 price cap on Russian crude oil imports, an increase in Chinese crude oil imports, and weather-related vessel delays in key load regions led to a stretched tanker fleet and very high levels of fleet utilization. Mid-size tanker spot rates have remained at historic highs during the first quarter of 2023-to-date.

Russia’s invasion of Ukraine in February 2022 has led to a significant redrawing of global oil trade routes. Short-haul movements of crude oil from Russia to Europe fell immediately following the invasion, and continued to decline through the course of the year as European countries looked to replace Russian imports with crude oil from other, more distant destinations. This culminated in the total ban of Russian seaborne crude oil imports into the EU from December 5, 2022, with a similar ban on refined products which came into effect on February 5, 2023. Most of the crude oil which Russia was previously exporting to Europe is now moving long-haul, primarily to India and China, which has created significant tonne-mile demand in the mid-size sectors given that the main Russian load ports in the Baltic Sea, Black Sea, and Far East are inaccessible to VLCCs. In addition, Europe has been replacing Russian barrels with imports from further afield, including the U.S. Gulf, Latin America, West Africa, and the Middle East, further contributing to mid-size tanker tonne-mile demand. These changes are expected to be durable, and the Company expects that mid-size tanker trade routes will continue to be stretched in 2023, which will help support spot tanker rates.

The IEA expects global oil demand to grow by 2.0 million barrels per day (mb/d) in 2023 to 101.9 mb/d, taking global oil demand above pre-pandemic levels for the first time. Almost half of this growth is expected to come from China, with demand accelerating from the second quarter of 2023 onwards as the country opens up after three years of strict COVID-19 management measures. Accelerating oil demand growth in China, and elsewhere in the non-

OECD, will help offset slower growth in the OECD countries due to economic headwinds as a result of high inflation and rising interest rates. The outlook for global oil supply is mixed, with uncertainty surrounding the trajectory of Russian oil supply in the coming weeks and months following the implementation of EU sanctions and price cap. In January 2023, Russian crude oil exports were not negatively impacted, with exports reaching an eight month high of 3.5 mb/d. However, in early February 2023 Russia announced that it would cut production by 0.5 mb/d in March, though it is uncertain whether this will negatively impact crude oil export volumes or could instead be related to reduced refinery throughput. While the OPEC+ group is expected to maintain current production quotas throughout 2023, non-OPEC+ supply is projected to grow by 1.8 mb/d in 2023 led by the United States, Brazil, Norway, and Guyana. With the majority of oil demand growth expected to come from Asia, this should lead to an increase in long-haul movements from West to East during 2023, which is positive for tanker tonne-mile demand.

Fleet supply fundamentals are very positive. As of February 2023, the global tanker orderbook, when measured as a percentage of the existing fleet, has fallen to a record low of less than 4 percent. This is due to a lack of new vessel ordering, with just 8 million deadweight tons (mdwt) of new tanker orders placed in 2022, which was the lowest since the mid-1990s. As a result, the Company expects very low levels of new tanker deliveries over the next 2 to 3 years, with little scope to add to the orderbook during this timeframe as shipyards are largely full through the second half of 2025 due to the record amount of containership and LNG carrier orders placed over the past two years. Finally, the introduction of new environmental regulations from 2023, such as the Carbon Intensity Indicator (CII), could lead to increased fleet inefficiencies in the form of slow steaming, which will further tighten available fleet supply in the medium-term.

In summary, the Company expects that the tanker market will remain firm during 2023 due to positive oil market fundamentals, the continued rerouting of Russian oil exports away from Europe and the subsequent replacement of imports into Europe from other sources, and an expected rebound in Chinese oil imports following the removal of COVID-19 mobility restrictions. The Company also retains a positive outlook for the longer-term due to the best fleet supply fundamentals in several decades, which should ensure that spot tanker rates remain well supported, albeit volatile, in the coming years.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), on voyage charters and in full service lightering, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended			Year Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Time Charter-Out Fleet
Suezmax revenue days	1	—	—	1	436
Suezmax TCE per revenue day	$37,611	—	—	$37,611	$44,678
Aframax / LR2 revenue days	92	92	185	660	1,055
Aframax / LR2 TCE per revenue day	$18,000	$18,000	$24,762	$21,070	$23,934

Spot Fleet
Suezmax revenue days	2,261	2,208	2,324	8,888	8,786
Suezmax spot TCE per revenue day (3)	$56,008	$33,191	$12,294	$32,257	$9,639
Aframax / LR2 revenue days	1,963	1,842	2,043	7,652	7,756
Aframax / LR2 spot TCE per revenue day (4)	$52,136	$36,591	$13,307	$32,721	$10,525

Total Fleet
Suezmax revenue days	2,262	2,208	2,324	8,889	9,222
Suezmax TCE per revenue day	$55,998	$33,191	$12,294	$32,258	$11,297
Aframax / LR2 revenue days	2,055	1,934	2,228	8,312	8,811
Aframax / LR2 TCE per revenue day	$50,607	$35,707	$14,261	$31,795	$12,130

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax and LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.

First Quarter of 2023 Spot Tanker Performance Update
The following table presents Teekay Tankers’ TCE rates booked to-date in the first quarter of 2023 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the first quarter:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$50,600	69%
Aframax / LR2 (1)	$67,600	57%

(1)    Rates and percentage booked to-date include Aframax RSA, non-RSA voyage charters and full service lightering for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of February 17, 2023:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker(1)	—	1	1
Aframax Tankers / LR2 Product Tankers(2)	1	1	2
Total Fixed-Rate Fleet	1	2	3
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers / LR2 Product Tankers(3)(4)	18	5	23
VLCC Tanker(5)	1	—	1
Total Spot Fleet	44	5	49
Total Tanker Fleet	45	7	52
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	45	9	54
(1)    Includes one Suezmax tanker with a charter-in contract that is scheduled to expire in June 2027 with an option to extend for one additional year.
(2)    Includes one Aframax tanker with a charter-in contract that is scheduled to expire in February 2026 with an option to extend for one additional year.
(3)    Includes five Aframax / LR2 tankers with charter-in contracts that are scheduled to expire in August 2023, September 2023, November 2023, July 2024, and January 2030, respectively, three of which have options to extend for one additional year, and one of which has options to extend for up to three years.
(4)    Excludes one Aframax tanker which is expected to be delivered to the Company in the first quarter of 2023 under a 24 month time charter-in contract with an option to extend for one additional year.
(5)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at December 31, 2022, the Company had total liquidity of $343.0 million (comprised of $180.5 million in cash and cash equivalents and $162.5 million in undrawn capacity from its credit facilities), compared to total liquidity of $252.0 million as at September 30, 2022.

Conference Call
The Company plans to host a conference call on Thursday, February 23, 2023 at 11:00 a.m. (ET) to discuss its fourth quarter and annual 2022 results. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(888) 254-3590 or (647) 484-0478, if outside of North America, and quoting conference ID code 1561632.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Fourth Quarter and Annual 2022 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers has a fleet of 44 double-hull tankers (including 25 Suezmax tankers and 19 Aframax / LR2 tankers), and also has eight time chartered-in tankers (including one tanker expected to be delivered prior to the end of the first quarter of 2023). Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: TeekayTankers@IGBIR.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss), Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income (loss) excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income (loss) before interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of vessels, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss from unconsolidated joint ventures and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix B of this release for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income (loss) from operations, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	363,350	276,081	152,618	1,039,262	485,896
Time-charter revenues	1,705	1,656	4,712	14,738	46,159
Other revenues (2)	2,263	1,649	2,978	9,111	10,312
Total revenues	367,318	279,386	160,308	1,063,111	542,367

Voyage expenses (1)	(131,989)	(135,013)	(95,968)	(495,604)	(315,121)
Vessel operating expenses	(36,209)	(35,983)	(40,095)	(150,448)	(165,375)
Time-charter hire expenses	(8,035)	(7,236)	(5,161)	(27,374)	(13,799)
Depreciation and amortization	(24,459)	(24,251)	(26,668)	(99,033)	(106,084)
General and administrative expenses	(10,942)	(9,687)	(9,470)	(41,769)	(43,715)
Gain (loss) on sale and (write-down) of assets (3)	—	8,156	(4,270)	8,888	(92,368)
Restructuring charges	(1,409)	—	—	(1,822)	—
Income (loss) from operations	154,275	75,372	(21,324)	255,949	(194,095)

Interest expense	(9,666)	(9,024)	(7,081)	(35,740)	(35,031)
Interest income	920	216	34	1,338	122
Realized and unrealized gain on derivative instruments	581	1,698	600	5,179	564
Equity income (loss) (4)	1,708	221	(12,046)	244	(14,107)
Other (expense) income	(490)	840	300	2,645	(1,756)
Net income (loss) before income tax	147,328	69,323	(39,517)	229,615	(244,303)

Income tax (expense) recovery	(901)	(1,270)	(291)	(529)	1,931
Net income (loss)	146,427	68,053	(39,808)	229,086	(242,372)

Earnings (loss) per share attributable
to shareholders of Teekay Tankers
- Basic	4.30	2.00	(1.17)	6.74	(7.16)
- Diluted	4.25	1.98	(1.17)	6.68	(7.16)

Weighted-average number of total common
shares outstanding
- Basic (5)	34,081,220	34,039,501	33,898,450	33,997,579	33,859,306
- Diluted	34,491,486	34,374,752	33,898,450	34,287,075	33,859,306

Number of outstanding shares of common
stock at the end of the period	33,938,942	33,907,998	33,788,514	33,938,942	33,788,514

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $21.9 million, $19.5 million and $13.7 million for the three months ended December 31, 2022, September 30, 2022 and December 31, 2021, respectively, and $79.0 million and $35.7 million for the year ended December 31, 2022 and December 31, 2021, respectively.

(2)Other revenues include lightering support revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned.

(3)Gain (loss) on sale and (write-down) of assets for the year ended December 31, 2022 primarily includes a gain of $9.4 million relating to three Aframax tankers, which were classified as held for sale and sold in 2022. Gain (loss) on sale and (write-down) of assets for the year ended December 31, 2021 primarily includes a write-down of $90.3 million relating to four Suezmax tankers, two Aframax tankers, three LR2 product tankers and one of the Company's operating lease right-of-use assets.
(4)Equity income (loss) relates to the Company’s 50 percent interest in the High-Q Investments Ltd. (High-Q) joint venture, which owns one VLCC tanker. During the three months and year ended December 31, 2021, the Company recognized an other-than-temporary decline in the carrying value of its investment in the High-Q joint venture and the investment was written down by $11.6 million to its estimated fair value, which was included in equity income (loss).

(5)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2022	2022	2021
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	180,512	78,008	50,572
Restricted cash	3,714	2,730	2,221
Accounts receivable	116,707	77,685	41,085
Bunker and lube oil inventory	60,832	66,173	49,028
Prepaid expenses	10,248	10,506	10,223
Due from affiliates	2,486	2,519	4,220
Current portion of derivative assets	2,087	2,377	—
Assets held for sale (1)	—	—	43,543
Accrued revenue	82,923	79,425	44,503
Total current assets	459,509	319,423	245,395
Restricted cash – long-term	3,135	3,135	3,135
Vessels and equipment – net	429,987	434,858	925,249
Vessels related to finance leases – net	823,381	835,127	411,749
Operating lease right-of-use assets	42,894	16,063	14,257
Investment in and advances to equity-accounted joint venture	16,198	14,490	12,954
Other non-current assets	5,073	5,903	2,090
Intangible assets – net	1,051	1,157	1,494
Goodwill	2,426	2,426	2,426
Total assets	1,783,654	1,632,582	1,618,749

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	89,819	77,831	67,415
Short-term debt	—	—	25,000
Current portion of long-term debt	—	22,377	15,500
Current obligations related to finance leases	60,161	59,930	27,032
Current portion of operating lease liabilities	16,585	12,394	9,389
Due to affiliates	1,141	1,376	10,944
Other current liabilities	2,468	1,310	1,808
Total current liabilities	170,174	175,218	157,088
Long-term debt	—	—	304,791
Long-term obligations related to finance leases	472,599	487,775	267,449
Long-term operating lease liabilities	26,858	4,408	4,868
Other long-term liabilities	44,017	42,485	46,141
Equity	1,070,006	922,696	838,412
Total liabilities and equity	1,783,654	1,632,582	1,618,749

Net debt (2)	345,399	486,209	583,844
(1)Assets held for sale at December 31, 2021 included two Aframax tankers, which were sold in April 2022 for proceeds of $28.1 million and one Suezmax tanker, which was sold in February 2022 for proceeds of $15.5 million.
(2)Net debt is a non-GAAP financial measure and represents short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2022	2021
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	229,086	(242,372)
Non-cash items:
Depreciation and amortization	99,033	106,084
(Gain) loss on sale and write-down of assets	(8,888)	92,368
Unrealized gain on derivative instruments	(3,163)	(1,432)
Equity (income) loss	(244)	14,107
Income tax recovery	(129)	(3,109)
Other	4,217	2,001
Change in operating assets and liabilities	(112,224)	(47,985)
Expenditures for dry docking	(14,423)	(26,974)
Net operating cash flow	193,265	(107,312)

FINANCING ACTIVITIES
Proceeds from short-term debt	134,000	50,000
Proceeds from long-term debt	—	221,167
Scheduled repayments of long-term debt	(56,914)	(11,229)
Prepayments of long-term debt	(267,592)	(135,000)
Prepayments of short-term debt	(159,000)	(35,000)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	288,108	140,226
Scheduled repayments of obligations related to finance leases	(50,636)	(23,873)
Prepayment of obligations related to finance leases	—	(184,115)
Other	(1,014)	(225)
Net financing cash flow	(113,048)	21,951

INVESTING ACTIVITIES
Proceeds from sale of vessels	69,646	58,090
Expenditures for vessels and equipment	(15,430)	(21,447)
Advances to equity-accounted joint venture	(3,000)	—
Loan repayments from equity-accounted joint venture	—	1,500
Net investing cash flow	51,216	38,143

Increase (decrease) in cash, cash equivalents and restricted cash	131,433	(47,218)
Cash, cash equivalents and restricted cash, beginning of the period	55,928	103,146
Cash, cash equivalents and restricted cash, end of the period	187,361	55,928

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	December 31, 2022		September 30, 2022		December 31, 2021
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss) - GAAP basis	146,427	$4.30	68,053	$2.00	(39,808)	($1.17)

Add (subtract) specific items affecting net income (loss):
(Gain) loss on sale and write-down of assets	—	—	(8,156)	($0.24)	4,270	$0.12
Unrealized loss (gain) on derivative instruments (2)	621	$0.02	(1,126)	($0.03)	(833)	($0.03)
Other (3)	465	$0.01	(860)	($0.03)	11,412	$0.34
Total adjustments	1,086	$0.03	(10,142)	($0.30)	14,849	$0.43
Adjusted net income (loss) attributable to
shareholders of Teekay Tankers	147,513	$4.33	57,911	$1.70	(24,959)	($0.74)

	Year Ended
	December 31, 2022		December 31, 2021
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss) - GAAP basis	229,086	$6.74	(242,372)	($7.16)

Add (subtract) specific items affecting net income (loss):
(Gain) loss on sale and write-down of assets	(8,888)	($0.26)	92,368	$2.73
Unrealized gain on derivative instruments (2)	(3,163)	($0.09)	(1,432)	($0.04)
Other (3)	45	—	12,847	$0.38
Total adjustments	(12,006)	($0.35)	103,783	$3.07
Adjusted net income (loss) attributable to
shareholders of Teekay Tankers	217,080	$6.39	(138,589)	($4.09)

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended December 31, 2022 primarily relates to adjustments to freight tax accruals of prior years, restructuring charges, and foreign exchange losses. The amount recorded for the three months ended September 30, 2022 primarily relates to foreign exchange gains and an expense related to the settlement of a legal claim. In addition to these amounts, the amount recorded for the year ended December 31, 2022 primarily relates to foreign exchange gains, debt issuance costs which were written off in connection with the refinancing of thirteen vessels under their respective new sale-leaseback arrangements in the first half of 2022, and the accelerated vesting and expensing of certain equity compensation grants due to organizational changes. The amount recorded for the three months ended December 31, 2021 primarily relates to the write-down of an equity-accounted investment and foreign exchange gains. In addition to these amounts, the amount recorded for the year ended December 31, 2021 primarily relates to the premium paid in relation to the repurchase of six sale-leaseback vessels as part of the exercise of early purchase options and foreign exchange gains.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021
	(unaudited)	(unaudited)	(unaudited)
Net income (loss) - GAAP basis	146,427	68,053	(39,808)
Depreciation and amortization	24,459	24,251	26,668
Interest expense, net of interest income	8,746	8,808	7,047
Income tax expense	901	1,270	291
EBITDA	180,533	102,382	(5,802)

Add (subtract) specific income statement items affecting EBITDA:
(Gain) loss on sale and write-down of assets	—	(8,156)	4,270
Realized (gain) loss on interest rate swap	(375)	(192)	80
Unrealized loss (gain) on derivative instruments	621	(1,126)	(833)
Equity (income) loss	(1,708)	(221)	12,046
Other (1)	1,056	(860)	(172)
Adjusted EBITDA	180,127	91,827	9,589

	Year Ended
	December 31, 2022	December 31, 2021
	(unaudited)	(unaudited)
Net income (loss) - GAAP basis	229,086	(242,372)
Depreciation and amortization	99,033	106,084
Interest expense, net of interest income	34,402	34,909
Income tax expense (recovery)	529	(1,931)
EBITDA	363,050	(103,310)

Add (subtract) specific income statement items affecting EBITDA:
(Gain) loss on sale and write-down of assets	(8,888)	92,368
Realized (gain) loss on interest rate swap	(532)	296
Unrealized gain on derivative instruments	(3,163)	(1,432)
Equity (income) loss	(244)	14,107
Other (1)	(2,128)	1,263
Adjusted EBITDA	348,095	3,292
(1)    The amount recorded for the three months ended December 31, 2022 primarily relates to foreign exchange losses. The amount recorded for the three months ended September 30, 2022 primarily relates to foreign exchange gains and an expense related to the settlement of a legal claim. The amount recorded for the three months ended December 31, 2021 primarily relates to foreign exchange gains. The amount recorded for the year ended December 31, 2022 primarily relates to foreign exchange gains and an expense related to the settlement of a legal claim. The amount recorded for the year ended December 31, 2021 relates to the premium paid in relation to the repurchase of six sale-leaseback vessels as part of the exercise of early purchase options and foreign exchange gains.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; the occurrence and expected timing of the refinancing of 19 of the Company's vessels; the funding and expecting timing of the Company's repurchase of certain vessels following exercise of related purchase options; management's view of the strength of the tanker market and the tanker rate environment, and on the Company's ability to use its operating leverage and spot market exposure to benefit from current tanker market conditions; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the continued volatility of such markets; the Company’s ability to continue to benefit from strong spot tanker rates, generate significant free cash flow and create shareholder value; management's expectations regarding China's economic re-opening and its impact on global oil demand growth, including the timing thereof; expectation of an increase in relative global oil demand over the medium-term and the various contributing factors thereto and impact thereof; the outlook for the global economy, driven by various factors; forecasts of worldwide tanker fleet growth or contraction, vessel scrapping levels, and newbuilding tanker orders, including the factors contributing thereto (including new environmental regulations) and the timing thereof, and the Company’s general outlook on tanker supply and demand fundamentals; forecasted changes in global oil supply from non-OPEC+ and OPEC+ sources and the factors contributing thereto; the timing and impact of publicly-announced oil supply cuts; the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as a result of sanctions on Russian or Belarusian companies and individuals and the persistence and impact of altered trade patterns; the impact of import and other restrictions on Russian oil supply and exports, tanker tonne-mile demand; the Company's liquidity and market position; and its ability to utilize its operating cash flows and upcoming refinancing transactions to strengthen its balance sheet, reduce debt and fleet cash flow break-even levels, and create and increase long-term shareholder value.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns significantly affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the duration and extent of the COVID-19 pandemic (including new variants or outbreaks) and of Russia's war with Ukraine, and any resulting effects on the markets in which the Company operates; sanctions and other restrictions related to Russia's invasion of Ukraine, including the timing of implementing new or revised sanctions or restrictions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays of vessel deliveries or purchases or of the debt refinancing; the amount of the Company's cash on hand; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2030 and others that may further regulate greenhouse gas emissions; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2021. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.